=============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              ________________



                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 1997

                              OR

[X]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _________ to __________

                Commission file number: 0-15264

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

  B.   Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office:
Manatron, Inc., 2970 South 9th Street, Kalamazoo, Michigan
49009








=============================================================================

                            MANATRON, INC.


          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN


                 FINANCIAL STATEMENTS AND SCHEDULES

                   AS OF DECEMBER 31, 1997 AND 1996


                    TOGETHER WITH AUDITORS' REPORT

               Report of Independent Public Accountants



To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership
and Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

Grand Rapids, Michigan,
  June 10, 1998
                                      -3-

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                   AS OF DECEMBER 31, 1997 AND 1996


                                                                         1997             1996
                                                                    -------------     ------------
ASSETS:
  Participant directed investments (Note 1):
     Manatron, Inc. Common Stock Fund                               $     250,765     $    85,203
     Guaranteed Investment Contract Fund                                  330,207         272,869
     Munder Intermediate Bond Fund                                         26,076          13,564
     Fidelity Magellan Fund                                               729,836         553,425
     Fidelity Puritan Fund                                                585,091         451,333
     Fidelity Worldwide Fund                                              438,240         351,134
     Munder Small Company Growth Fund                                     399,316         267,200
     Munder Balanced Fund                                                 121,901          81,896
     Munder Index 500 Fund                                                626,002         412,564
     Participant loans receivable                                          21,254           8,000
     Contributions receivable                                              58,618               -
                                                                    -------------     -----------
                Total participant directed investments                  3,587,306       2,497,188
                                                                    -------------     -----------
  Employee Stock Ownership Plan investments:
     Unallocated Shares of Manatron, Inc. common stock                     77,524         150,009
     Shares of Manatron, Inc. common
       stock allocated to participants                                    154,620          64,278
                                                                    -------------     -----------
                Total Employee Stock Ownership Plan investments           232,144         214,287

                Total assets                                            3,819,450       2,711,475
                                                                    -------------     -----------
LIABILITIES:
  Loan payable to bank                                                    250,000         350,000
                                                                    -------------     -----------
                Total liabilities                                         250,000         350,000
                                                                    -------------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                                   $   3,569,450     $ 2,361,475
                                                                    =============     ===========

          The accompanying notes to financial statements are
                 an integral part of these statements.
                                      -4-

                                           MANATRON, INC.

                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                             PARTICIPANT DIRECTED
                                                  --------------------------------------------------------------------------------
                                                             GUARANTEED
                                                  MANATRON   INVESTMENT    MUNDER     FIDELITY  FIDELITY   FIDELITY      MUNDER
                                                   STOCK     INVESTMENT INTERMEDIATE  MAGELLAN   PURITAN  WORLDWIDE  SMALL COMPANY
                                                    FUND         FUND     BOND FUND     FUND      FUND       FUND     GROWTH FUND
                                                  ---------  ---------- ------------  --------  --------  ---------  -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair
      value of investments                       $  1,662   $    -       $    245    $ 98,927   $ 57,092  $ 10,312    $  14,964
    Interest and dividends                           -         17,473       1,315      45,987     45,767    32,172       65,429
    Other receipts                                127,200       2,359          25       2,760      3,801     2,381        1,832
                                                 --------   ---------    --------    --------   --------  --------    ---------
         Total investment income                  128,862      19,832       1,585     147,674    106,660    44,865       82,225
                                                 --------   ---------    --------    --------   --------  --------    ---------

  Contributions:
    Employee                                       25,833      48,698       6,894     107,353     79,278    70,833       70,086
    Employer                                        4,226       6,985         926      15,790     10,513     9,690        7,626
                                                 --------   ---------    --------    --------   --------  --------    ---------

         Total contributions                       30,059      55,683       7,820     123,143     89,791    80,523       77,712
                                                 --------   ---------    --------    --------   --------  --------    ---------

         Total additions                          158,921      75,515       9,405     270,817    196,451   125,388      159,937
                                                 --------   ---------    --------    --------   --------  --------    ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit payments                                 (9,063)    (36,701)       (443)    (43,727)   (26,772)  (17,138)     (34,408)
  Interest expense                                   -           -           -           -         -         -                -
                                                 --------   ---------    --------    --------   --------  --------    ---------

        Total deductions                           (9,063)    (36,701)       (443)    (43,727)   (26,772)  (17,138)     (34,408)
                                                 --------   ---------    --------    --------   --------  --------    ---------

INTERFUND TRANSFERS                                18,676      23,638       4,306     (38,138)   (27,306)  (13,217)      14,024

ALLOCATION OF 52,299 SHARES                          -           -           -           -         -         -                -
                                                 --------   ---------    --------    --------   --------  --------    ---------
                                      -5-

         Net increase                             168,534      62,452      13,268     188,952    142,373    95,033      139,553
                                                 --------   ---------    --------    --------   --------  --------    ---------

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                                85,203     272,869      13,564     553,425    451,333   351,134      267,200
                                                 --------   ---------    --------    --------   --------  --------    ---------

         End of year                            $ 253,737   $ 335,321    $ 26,832   $ 742,377  $ 593,706 $ 446,167    $ 406,753
                                                 ========   =========    ========   =========  ========= =========    =========

       The accompanying notes to financial statements are an integral part of this statement.

                                           MANATRON, INC.

                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                            (Continued)

                                                  PARTICIPANT DIRECTED                              ESOP INVESTMENTS
                                       ---------------------------------------       -------------------------------------------
                                         MUNDER         MUNDER    PARTICIPANT
                                        BALANCED      INDEX 500     LOANS
                                          FUND           FUND      RECEIVABLE        ALLOCATED       UNALLOCATED         TOTAL
                                        ---------     ---------   ------------       ---------       -----------       --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Investment income:
    Net appreciation in fair
      value of investments              $    3,728    $   80,527     $       -        $   11,894       $    5,963       $  285,314
    Interest and dividends                  12,683        63,016            1,473             -                -           285,315
    Other receipts                             226         1,580             -                -                -           142,164
                                        ----------    ----------     ------------     ----------       ----------       ----------
         Total investment income            16,637       145,123            1,473         11,894            5,963          712,793
                                        ----------    ----------     ------------     ----------       ----------       ----------
  Contributions:
    Employee                                25,674        95,839             -                -                -           530,488
    Employer                                 4,009        12,603             -                -           126,050          198,418
                                        ----------    ----------     ------------     ----------       ----------       ----------
         Total contributions                29,683       108,442             -                -           126,050          728,906
                                        ----------    ----------     ------------     ----------       ----------       ----------
         Total additions                    46,320       253,565            1,473         11,894          132,013        1,441,699
                                        ----------    ----------     ------------     ----------       ----------       ----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Benefit payments                       (4,779)       (34,643)            -                -                -         (207,674)
    Interest expense                          -             -                -                -          (26,050)         (26,050)
                                        ----------    ----------     ------------     ----------       ----------       ----------
         Total deductions                  (4,779)       (34,643)            -                -          (26,050)        (233,724)
                                        ----------    ----------     ------------     ----------       ----------       ----------
INTERFUND TRANSFERS                          1,164         5,072           11,781             -                -               -

ALLOCATION OF 52,299 SHARES                   -             -                -            78,448         (78,448)              -
                                        ----------    ----------     ------------     ----------       ----------       ----------
         Net increase                       42,705       223,994           13,254         90,342          27,515         1,207,975
                                        ----------    ----------     ------------     ----------       ----------       ----------

                                      -7-

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                         81,896       412,564            8,000         64,278        (199,991)        2,361,475
                                        ----------    ----------     ------------     ----------       ----------       ----------
         End of year                   $   124,601    $  636,558     $     21,254     $  154,620      $ (172,476)      $ 3,569,450
                                        ==========    ==========     ============     ==========       ==========       ==========



       The accompanying notes to financial statements are an integral part of this statement.

                                           MANATRON, INC.

                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                  PARTICIPANT DIRECTED

                                                         GUARANTEED
                                              MANATRON   INVESTMENT     MUNDER      FIDELITY   FIDELITY   FIDELITY      MUNDER
                                               STOCK     INVESTMENT  INTERMEDIATE   MAGELLAN    PURITAN   WORLDWIDE  SMALL COMPANY
                                               FUND         FUND       BOND FUND       FUND      FUND       FUND      GROWTH FUND
                                             ---------   ----------  ------------   --------   --------   ---------  -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss):
    Net appreciation (depreciation) in fair
      value of investments                   $  (27,888)  $     -       $     (381)  $ (16,282)  $    7,712  $  38,628   $  25,824
    Interest and dividends                         -          13,560           770      71,322       50,584     11,900      34,090
     Other receipts                              28,611         -             -           -            -          -            -
                                             ----------   ----------    ----------   ---------   ----------  ---------   ---------
            Total investment income (loss)          723       13,560           389      55,040       58,296     50,528      59,914

  Contributions:
    Employee                                     20,245       45,556         3,842     126,742       73,360     63,972      48,899
    Employer                                      4,113        7,866           628      18,193       11,517      9,850       6,597
    Rollovers into Plan                            -           1,239          -           -            -          -            620
    Comerica reimbursement of investment loss       905        1,777           115       5,879        6,096      3,864       1,351
                                             ----------   ----------    ----------   ---------   ----------  ---------   ---------
            Total contributions                  25,263       56,438         4,585     150,814       90,973     77,686      57,467

            Total additions                      25,986       69,998         4,974     205,854      149,269    128,214     117,381
                                             ----------   ----------    ----------   ---------   ----------  ---------   ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit payments                               (1,176)     (17,830)       (3,580)    (20,723)    (42,642)    (16,719)   (13,584)
  Interest expense                                 -            -             -           -            -           -          -

            Total deductions                     (1,176)     (17,830)       (3,580)    (20,723)    (42,642)    (16,719)   (13,584)
                                             ----------   ----------    ----------   ---------   ----------  ---------   ---------
INTERFUND TRANSFERS                              15,138      (15,127)       (1,324)    (20,184)     (5,140)     (7,156)    21,085

ALLOCATION OF 28,568 SHARES                        -            -             -           -            -          -           -

Net increase (decrease)                          39,948       37,041            70     164,947      101,487    104,339    124,882
                                             ----------   ----------    ----------   ---------   ----------  ---------   ---------
                                      -9-

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                              45,255      235,828        13,494     388,478      349,846    246,795     142,318
                                             ----------   ----------    ----------   ---------   ----------  ---------   ---------
            End of year                     $    85,203   $  272,869    $   13,564   $ 553,425   $  451,333  $ 351,134   $ 267,200
                                             ==========   ==========    ==========   =========   ==========  =========   =========



       The accompanying notes to financial statements are an integral part of this statement.

                                           MANATRON, INC.

                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN


                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                FOR THE YEAR ENDED DECEMBER 31, 1996
                                            (Continued)

                                                        PARTICIPANT DIRECTED                           ESOP INVESTMENTS
                                               ---------------------------------------       -------------------------------------
                                                MUNDER        MUNDER      PARTICIPANT
                                               BALANCED      INDEX 500      LOANS
                                                 FUND          FUND       RECEIVABLE         ALLOCATED       UNALLOCATED    TOTAL
                                               ---------     ---------    ------------       ---------       -----------    ------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Investment income (loss):
    Net appreciation (depreciation) in fair
      value of investments                    $    2,284     $ 57,962        $    -          $ (21,426)     $  (50,003)  $  16,430
    Interest and dividends                         5,766       13,426             -                -                -      201,418
    Other receipts                                  -            -                -                -                -       28,611
                                              ----------     --------        -------         ---------      ----------   ---------
            Total investment income (loss)         8,050       71,388             -            (21,426)        (50,003)    246,459
                                              ----------     --------        -------         ---------      ----------   ---------
  Contributions:
    Employee                                      20,982       86,999             -                -                -      490,597
    Employer                                       3,817       12,502             -                -           134,657     209,740
    Rollovers into Plan                              620          620             -                -                -        3,099
    Comerica reimbursement of investment loss        667        3,411             -                -                -       24,065

            Total contributions                   26,086      103,532             -                -           134,657     727,501

            Total additions                       34,136      174,920             -            (21,426)         84,654     973,960
                                              ----------     --------        -------         ---------      ----------   ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit payments                                (4,863)     (44,426)            -                -                -    (165,543)
  Interest expense                                  -            -                -                -          (34,657)    (34,657)
                                              ----------     --------        -------         ---------      ----------   ---------
            Total deductions                      (4,863)     (44,426)            -                -          (34,657)   (200,200)

INTERFUND TRANSFERS                               (5,850)      10,558          8,000             -                -           -

ALLOCATION OF 28,568 SHARES                         -            -                -             57,136        (57,136)        -
                                              ----------     --------        -------         ---------      ----------   ---------
            Net increase (decrease)               23,423      141,052          8,000            35,710         (7,139)     773,760
                                      -11-

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                               58,473      271,512             -              28,568      (192,852)   1,587,715
                                              ----------     --------        -------         ---------      ----------   ---------
            End of year                       $   81,896    $ 412,564        $ 8,000         $   64,278    $ (199,991) $ 2,361,475
                                              ==========    =========        =======         ==========    ==========  ===========

       The accompanying notes to financial statements are an integral part of this statement.

                          MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                  NOTES TO FINANCIAL STATEMENTS


(1)  DESCRIPTION OF PLAN

          The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

GENERAL

          The Plan was established in 1988 by Manatron, Inc. (the "Company" or "Sponsor") as the Manatron, Inc. Salary Deferral Plan.
In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan ("ESOP") feature, and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          In connection with the amendment, the Plan purchased 142,858 shares of the Company's common stock for $500,000 from Allen F. Peat, former Chairman and Chief Executive Officer of the Company; using the proceeds of a bank borrowing (see Notes 3 and 5). The stock is held by the Plan in a trust established under the Plan. The bank borrowing is to be repaid quarterly over a period of five years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

          Effective January 1, 1995, the Company also merged the previously existing ATEK Information Services, Inc. Retirement Savings Plan into the Plan. As a result of the merger, the investment assets of the ATEK plan were liquidated and transferred to the Plan's trustee, Comerica, Inc. (the "Trustee") for reinvestment by the Plan. Additionally, on the date of the merger, each participant in the ATEK plan became fully vested in their matching contribution account.

                          MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (CONTINUED)


(1)  DESCRIPTION OF PLAN, continued

          Overall responsibility for administering the Plan rests with the Plan Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Plan's
Trustee is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investment and management of such assets.

ELIGIBILITY

          The Plan is a defined contribution plan covering substantially all employees of the Company, ATEK Information Systems, Inc., and Specialized Data Systems, Inc. (together, the "Employers"). Generally, an employee may become a participant in the Plan on the entry date following completion of one year of eligible service and having attained age 21, as described in the Plan.

CONTRIBUTIONS AND VESTING

          The Plan provides for three different types of contributions:

          ESOP CONTRIBUTION - As previously described, each plan year, the Company will contribute the required loan payments to the ESOP trust. At the time of each payment, 7,142 shares of Company common stock held by the ESOP trust will be committed for release to plan participants. Released shares will be allocated to individual participant accounts based on the percentage of the individual participant's compensation to all eligible participants compensation for the plan year. Participants must be employed on the last day of the plan year to be eligible for Company contributions. In 1997, the Company made a discretionary contribution of 23,731 shares to the Plan.

                          MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (CONTINUED)


(1)  DESCRIPTION OF PLAN, continued

          PROFIT-SHARING CONTRIBUTION - Each year the Company will decide whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the plan year to be eligible for the Company contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions.

          ELECTIVE SALARY DEFERRAL CONTRIBUTIONS - Employees who participate in the Plan can elect to make voluntary pre-tax contributions in an amount between 1% and 15% of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The Company matching contribution (currently 25 cents for each dollar contributed by a participant up to 5% of eligible pay) is set forth in the Plan document and may be changed by resolution of the Company. The Company matching contributions during 1997 and 1996 were approximately $72,000 and $75,000, respectively.

          VESTING - Participants are 100% vested in rollovers, direct transfers, elective salary deferral contribution, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% a year until they are 100% vested.

INVESTMENT OPTIONS

          Participants may direct their elective salary deferral, company matching and profit sharing contributions, in 5% increments, in any of the following investment options:

                          MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (CONTINUED)


(1)  DESCRIPTION OF PLAN, continued

          MANATRON INC. COMMON STOCK FUND - This fund invests in common stock of the Company which currently trades on The
     Nasdaq SmallCap Market.

          GUARANTEED INVESTMENT CONTRACT FUND - An investment fund that seeks to safeguard principal and offer a return that will exceed the returns of money market funds.

          MUNDER INTERMEDIATE BOND FUND - A broadly diversified portfolio of high quality fixed income securities with maturities from six to ten years.

          FIDELITY MAGELLAN FUND - A common stock fund which emphasizes growth potential. The fund may hold both foreign and domestic stocks as well as debt securities.

          FIDELITY PURITAN FUND - A balanced fund which invests in both equity and fixed income investments. The fund may invest in foreign holdings and the fixed income portion may be of any quality or maturity.

          FIDELITY WORLDWIDE FUND - An equity fund which invests globally - both U.S. and non-U.S. stocks. A portion of the fund will always be invested in the U.S. market.

          MUNDER SMALL COMPANY GROWTH FUND - The fund invests in equity securities which are issued by companies smaller than those found on the major indices, such as the S&P 500.

          MUNDER BALANCED FUND - A balanced portfolio utilizing the three major asset groups: equity securities, fixed income securities and cash equivalents.

                          MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (CONTINUED)


(1)  DESCRIPTION OF PLAN, continued

          MUNDER INDEX 500 FUND - A fund which provides price performance and income that is comparable to the performance of the S&P 500.

          MUNDER CASH INVESTMENT FUND - A money market portfolio invested in high quality money market securities with an average maturity of less than 90 days.

PARTICIPANT LOANS

          Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the Participant Loan Fund. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The promissory notes are secured by the balance in the participant's account and bear interest at a reasonable rate established at the time of the loan by the Plan administrator. Principal and interest payments will be made ratably through payroll deductions. Currently there are five loans outstanding with a total face value of $21,254.

NET INVESTMENT INCOME

          Investment income is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

                          MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (CONTINUED)

(1)  DESCRIPTION OF PLAN, continued

FORFEITURES

          After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income.

DISTRIBUTIONS TO PARTICIPANTS

          Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants will be distributed in a lump sum payment, annuity, installments or transfer.

ADMINISTRATIVE EXPENSE

          The Plan is administered by the Company. Although not obligated to do so, the Company paid administrative expenses and trustee fees on behalf of the Plan totaling approximately $14,000 and $10,000 in 1997 and 1996, respectively.

PLAN TERMINATION

          Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to plan provisions and applicable provision of ERISA. Upon termination of the Plan, all participant's accounts become fully vested and non-forfeitable.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

          The accompanying financial statements are presented on the accrual basis of accounting.

                          MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (CONTINUED)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

INVESTMENTS

          The quoted market price, as reported by the Trustee, was used to approximate the current value for all investments other than the guaranteed investment contract value. The Guaranteed Investment Contract Fund is fully benefit responsive, as described in AICPA Statement of Position No. 94-4, "Reporting of Investments Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4) and therefore, reported at contract values as reported by the trustee. The market value of this fund does not differ materially from the stated contract value. Net appreciation (depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Plan Benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

CHANGE IN TRUSTEE

          Effective January 1, 1995, the Plan changed trustees from Principal Mutual Life Insurance Company to Comerica, Inc.
Accordingly, plan investments previously held by Principal Mutual Life Insurance Company were liquidated and the resultant funds transferred to Comerica, Inc. In 1996, the trustee reimbursed the Plan for funds held and not invested for a period of time. Amounts are shown in the financial statements as reimbursement for investment losses.

USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                          MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (CONTINUED)

(3)  LOAN PAYABLE

          In connection with the stock purchase described in Note 1, the Plan entered into a $500,000 term loan agreement with the Trustee. The borrowing is collateralized by the unallocated shares of ESOP stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. The loan agreement provides for quarterly principal payments of $25,000 over the next five years. The loan bears interest at the prime rate of the lender, which at December 31, 1997 was 8.5%. A summary of future debt maturities is as follows:

                                     YEAR                      AMOUNT
                                   -------                     ------
                                     1998                     $100,000
                                     1999                      100,000
                                     2000                       50,000

(4)  TAX STATUS

          On August 22, 1996, the Plan received a favorable determination letter from the Internal Revenue Service stating that the Plan, as amended, is in compliance with Section 401(a) of the Code and, therefore, the Plan and underlying trust continue to be tax exempt.


(5)  RELATED PARTY TRANSACTIONS

          As described in Note 1, in connection with the establishment of the ESOP, the Plan purchased 142,858 shares from Allen F. Peat, the Company's former Chairman and Chief Executive Officer, for $500,000. The Plan's management and Allen F. Peat intended this transaction to be conducted at the current market value of the Company's stock on the date of purchase. The actual market value on the date the transaction occurred was $3.25 per share based on the "average" trade price. Because the Company's stock is very thinly traded, and the average trade price on that date was based on less than 1,000 traded shares, management believes the transaction approximated fair market value.
                                      -20-

                                                                 SCHEDULE I
                              MANATRON, INC.

             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                   EIN:  38-1983228   PLAN NUMBER:  002

        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          AS OF DECEMBER 31, 1997

     IDENTITY OF                                      DESCRIPTION OF                                  FAIR
   PARTY INVOLVED                                       INVESTMENT                      COST          VALUE
  --------------------------                            ----------                   ---------      --------
Participant Directed
  Investments:
    <F*>Manatron, Inc.                        Manatron, Inc. Common Stock
                                                  Fund (151,393 shares)           $   292,719        $   250,765



    <F*>Comerica, Inc.                       Guaranteed Investment Contract
                                                   Fund (330,207 units)               330,207            330,207

                                                  Munder Intermediate
                                                 Bond Fund (2,744 shares)              25,770             26,076

                                                   Fidelity Magellan
                                                   Fund (7,640 shares)                632,112            729,836

                                                   Fidelity Puritan
                                                  Fund (30,121 shares)                510,334            585,091

                                                   Fidelity Worldwide
                                                   Fund (27,398 shares)               393,999            438,240

                                               Munder Small Company Growth
                                                   Fund (19,332 shares)               360,666            399,316

                                                  Munder Balanced Fund
                                                      (9,516 shares)                  112,261            121,901

                                                  Munder Index 500 Fund
                                                      (29,785 shares)                 493,532            626,002



                                      -21-

Contributions Receivable                          Employer and Employee
                                                 Contributions Receivable              58,618             58,618

Participant Loan
    Balances:                                  Participant Loans Receivable,
    <F*>Comerica, Inc.                             interest at rates                   21,254             21,254
                                                   ranging from 9.4%               ----------          ---------
                                                   to 11.8%, maturing at
                                                   various dates through
                                                   2003
Total Participant
    Directed Investments                                                            3,231,472          3,587,306
                                                                                   ----------          ---------
Employee Stock Ownership
    Plan Investments:
         <F*>Comerica, Inc.                      Manatron, Inc. Common
                                                 Stock (151,393 shares)               500,000            232,144
                                                                                   ----------          ---------
Total plan investments                                                            $ 3,731,472        $ 3,819,450
                                                                                   ==========          =========

<F*>  Indicates a party-in-interest.

SCHEDULE II

                                           MANATRON, INC.

                           EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN


                                          EIN:  38-1983228

                                         PLAN NUMBER:  002

                            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                  FOR THE YEAR ENDED DECEMBER 31, 1997



                                                         PURCHASES                                    SALES
                                         ----------------------------------    -------------------------------------------------
      IDENTITY OF ISSUER AND                   NUMBER OF           PURCHASE      NUMBER OF
     DESCRIPTION OF INVESTMENT               TRANSACTIONS           PRICE      TRANSACTIONS   PROCEEDS   COST OF ASSET  NET GAIN
     -------------------------           ------------------        --------    ------------   --------   -------------  --------
Participant Directed Investments:
<F*>Comerica, Inc.
        Guaranteed Investment Contract Fund        40               $ 108,113        15       $   40,108   $     40,108 $     -
        Fidelity Magellan Fund                     52                 199,831        29          114,309        107,191    7,118
        Fidelity Puritan Fund                      36                 142,214        26           60,909         51,175    9,734
        Munder Small Company Growth Fund           52                 127,876        24           60,380         49,669   10,711
        Munder Index 500 Fund                      50                 203,282        22           64,676         50,233   14,443
        Munder Cash Investment Fund                73                 468,358        56          403,485        403,485       -

<F*>Indicates a party-in-interest.

Exhibits:

  23      Consent of Arthur Andersen LLP dated June 30, 1998.



                                SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:   June 30, 1998          MANATRON, INC. EMPLOYEE STOCK OWNERSHIP
                                 AND SALARY DEFERRAL PLAN


                              By:  /s/Paul R. Sylvester
                                   Paul R. Sylvester
                                   President, Chief Financial Officer
                                   Chief Financial Officer and Member of the
                                   Administrative Committee of the Manatron,
                                   Inc. Salary Deferral and Employee Stock
                                   Option Plan

                               EXHIBIT INDEX



EXHIBIT             DOCUMENT

  23                Consent of Arthur Andersen LLP dated June 30, 1998